UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TABLE OF CONTENTS

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 filed on July 31, 2006 (File No: 333-136168), Form S-8 filed on February 17, 2009 (File No. 333-157356), Form S-8 filed on September 15, 2011 (File No. 333-176849), Form S-8 filed on September 27, 2013 (File No. 333-191416), Form S-8 filed on October 11, 2016 (File No. 333-214042) and Form S-8 filed on October 31, 2018 (File No. 333-228070).

Other Events

On February 14, 2020, WNS (Holdings) Limited (the “Company”) issued a press release announcing certain changes in the Board of Directors of the Company effective February 14, 2020.

A copy of the press release dated February 14, 2020 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Press Release of WNS (Holdings) Limited dated February 14, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2020

WNS (HOLDINGS) LIMITED

By:	/s/ Gopi Krishnan
Name:	Gopi Krishnan
Title:	Group General Counsel

EXHIBIT INDEX

99.1	Press release of WNS (Holdings) Limited dated February 14, 2020.